FIELD STORE HOUSE, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (JUNE 19, 2025) TO DECEMBER 31, 2025
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Field Store House, LLC
Duluth, Minnesota

We have reviewed the accompanying financial statements of Field Store House, LLC (the "Company"), which comprises the balance sheet as of December 31, 2025, and the related statement of operations, members' equity, and cash flow for the period from Inception (June 19, 2025) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 19, 2026
Calabasas, California

FIELD STORE HOUSE, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2025
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$	566
Total Current Assets		**566**
Property and Equipment		4,875
Right-of-Use Asset		43,274
Total Assets	**$**	**48,715**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	5,000
Lease Liability, current portion		21,547
Total Current Liabilities		**26,547**
Lease Liability, net of current portion		21,727
Total Liabilities		**48,274**
MEMBERS' EQUITY		
Members' Equity		441
Total Members' Equity		**441**
Total Liabilities and Members' Equity	**$**	**48,715**

See accompanying notes to financial statements.

FIELD STORE HOUSE, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

For the Period from the Inception (June 19, 2025) to		December 31, 2025
(USD $ in Dollars)		
Net Revenue	$	8,831
Cost of Goods Sold		3,634
Gross Profit		**5,197**
Operating Expenses		
General and Administrative		53,759
Selling and Marketing		364
Total Operating Expenses		**54,123**
Operating Loss		**(48,926)**
Interest Expense		6,245
Other Income		(260)
Loss Before Provision for Income Taxes		**(54,911)**
Provision/(Benefit) for Income Taxes		-
Net Loss	$	**(54,911)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (June 19, 2025)	$ -
Members' Contribution	55,352
Net Loss	(54,911)
Balance—December 31, 2025	$ 441

See accompanying notes to financial statements.

FIELD STORE HOUSE, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

For the Period from the Inception (June 19, 2025) to		December 31, 2025
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(54,911)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation of Livestock		125
Changes in Operating Assets and Liabilities:		
Accounts Payable		5,000
Net Cash Used In Operating Activities		**(49,786)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Livestock		(5,000)
Net Cash Used in Investing Activities		**(5,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution		55,352
Net Cash Provided by Financing Activities		**55,352**
Change in Cash		**566**
Cash —Beginning of The Year		-
Cash—End of The Year	$	**566**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest		
Cash Paid During the Year for Income Taxes	$	-

See accompanying notes to financial statement

FIELD STORE HOUSE, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (JUNE 19, 2025) TO
DECEMBER 31, 2025
(UNAUDITED)

1.   NATURE OF OPERATION

Field Store House, LLC was formed on June 19, 2025, in the state of Minnesota. The financial statements of Field Store House, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Duluth, Minnesota.

Field Store House is an agricultural property that operates a small-scale hospitality and farm-based experience designed to connect guests with the land. The Company currently generates revenue through (i) the sale of market garden vegetables via an on-site farm stand operating two days per week during the May through September growing season, and (ii) seasonal "Field Dinner" events, with six dinners hosted during the prior year between June and October. Operations are highly seasonal in nature. No products or services are offered during the off-season as the property currently does not have permanent structures suitable for hosting guests outside of the growing season.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Livestock (working horse)	10 years

Livestock used in the Company's operations are recorded as property and equipment once the animals are trained and placed into service for business use. Depreciation begins when the livestock is placed in service.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The Company generates revenue from the following sources:

Farm Stand Sales

The Company sells farm-grown vegetables directly to customers at an on-site farm stand. Revenue from these transactions is recognized at a point in time when control of the products transfers to the customer, which occurs when the goods are delivered to the customer at the point of sale. Payment is typically received at the time of sale. These transactions do not include significant financing components.

Field Dinner Events

The Company hosts farm-based dining experiences referred to as "Field Dinner" events, where guests purchase tickets to attend a hosted meal and experience on the property. Revenue from these events is recognized at a point in time when the event occurs, which represents the point at which the Company satisfies its performance obligation.

Disaggregation of Revenue

For the period from June 19, 2025 (inception) through December 31, 2025, revenue consisted of the following:

Revenue Source	Amount
Farm stand sales	$1,064
Field dinner events	$7,767
Total revenue	$8,831

The Company generally receives payment from customers at or near the time services are provided and therefore does not typically record contract assets or contract liabilities.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, amounted to $364, which is included in sales and marketing expenses.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2025
Livestock (working horse)	$	5,000
Property and Equipment, at cost		**5,000**
Accumulated Depreciation		(125)
Property and Equipment, net	**$**	**4,875**

Depreciation expense for the years ended December 31, 2025 was $125.

4. LEASES

The Company leases land and operating space used for its farm operations under a non-cancelable operating lease agreement with entities owned by the Company's members. The lease is accounted for as an operating lease under ASC 842, Leases.

At lease commencement, the Company recognized a right-of-use ("ROU") asset and corresponding lease liability based on the present value of future lease payments over the lease term. Because the lease does not provide an implicit rate, the Company uses its incremental borrowing rate to determine the present value of lease payments.

As of December 31, 2025, the Company recorded the following amounts related to its operating lease:

Right-of-use asset: $43,274

Operating lease liability current portion: $21,547

Operating lease liability noncurrent portion: $21,727

Total operating lease liabilities as of December 31, 2025 were $43,274.

The weighted-average discount rate used to measure operating lease liabilities as of December 31, 2025 was 10%.

For the period from June 19, 2025 (inception) through December 31, 2025, the Company recognized operating lease expense of $2,058, which is included in general and administrative expenses in the statement of operations.

Cash paid for amounts included in the measurement of operating lease liabilities during the period was $1,858.

Future minimum lease payments under the Company's operating lease as of December 31, 2025 are as follows:

Year	Amount
2026	$24,699
2027	$22,640
Thereafter	
Total lease payments	47,339
Less: present value discount	(4,065)
Total lease liabilities	$43,274

Cash paid for amounts included in the measurement of operating lease liabilities was $1,858 for the year ended December 31, 2025.

The lease agreement expires in 2027 and does not contain significant renewal options or residual value guarantees.

The lease arrangement is considered a related-party transaction, as the lessors are the Company's members (see Note 8).

5. EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2025:

As of Year Ended December 31, 2025

Member's name	Ownership percentage
Seth O'Donovan	50.0%
Tony Weston	50.0%
TOTAL	**100.0%**

Field Store House, LLC is a Minnesota member-managed limited liability company governed by its Operating Agreement effective January 1, 2025. Voting and management rights are held by the Members in proportion to their Percentage Interests.

As of December 31, 2025, the Company has two Members: Seth O'Donovan (50%) and Tony Weston (50%). Certain "Major Decisions" require unanimous Member approval, including issuances or transfers of interests, admission of new members, borrowings, significant expenditures, approval of the annual budget, distributions, amendments to the Operating Agreement, and dissolution.

Distributions, when declared, are made in cash and allocated in proportion to Percentage Interests. The Company is also required to make annual tax distributions, subject to available cash, to enable Members to satisfy income tax obligations attributable to Company earnings. The Operating Agreement does not require additional capital contributions, and Member loans may be made on terms agreed by the Members. Transfers of interests are restricted, and the Company and/or the remaining Member generally have an option to purchase a selling Member's interest based on a fair market value process outlined in the Operating Agreement.

6. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

The Company leases the land and property on which it operates from its Members, Seth O'Donovan and Tony Weston, who collectively own 100% of the Company's membership interests. Accordingly, the lease is considered a related party transaction. The lease agreement has contractual term through November 30, 2027. Under the terms of the agreement, the Company is required to pay monthly rent of $2,058. Rent expense is recognized in accordance with the Company's accounting policies. For the year ended December 31, 2025, the Company recognized rent expense of $1,858 related to this lease.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $48,926, an operating cash outflow of $49,786 and liquid assets in cash of $566, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

10.   SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.